October 28, 2022

VIA EDGAR

Christopher Wall
David Gessert
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Noah Holdings Limited Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 6, 2022 CORRESP filed September 28, 2022 File No. 001-34936

Dear Mr. Wall and Mr. Gessert:

This letter sets forth the response of Noah Holdings Limited (the “Company”) to the comment contained in the letter dated October 24, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

For ease of review, we have set forth below the numbered comment of the Staff’s letter and the Company’s responses thereto.

Form 20-F for the fiscal year ended December 31, 2021 filed April 6, 2022

Financial Information Related to the VIEs, page 10

1.	We note your response to comment 3 and reissue the comment in part. With regard to disclosure regarding dividends or distributions that have been made by a subsidiary or consolidated VIE to the holding company, please revise to identify which entity or entities made such transfer(s), and the tax consequences to all entities involved in such transfer(s).

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the proposed disclosures under the new section headed “Dividends or Distributions Made to the Holding Company” on page 14 of the 2021 Form 20-F in future filings as follows:

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Dividends or Distributions Made to the Holding Company

The income of our holding company attributable to our non-PRC subsidiaries was RMB481.0 million, RMB331.4 million and RMB655.4 million for the years ended December 31, 2019, 2020 and 2021, respectively. Among which, ~~certain subsidiaries incorporated in the Cayman Islands made distributions of RMB159.2 million and RMB12.1 million to our holding company for the years ended December 31, 2019 and 2021, respectively.~~ Joy Bright Management Limited made distributions of RMB159.2 million to our holding company for the year ended December 31, 2019, and Gopher CCM Limited made distributions of RMB12.1 million to our holding company for the year ended December 31, 2021. Joy Bright Management Limited generated revenue through direct equity investments and is not subject to tax on income or capital gains under the current laws of British Virgin Islands where it was incorporated. Similarly, Gopher CCM Limited generated revenue through direct equity investments and is not subject to tax on income or capital gains under the current laws of the Cayman Islands where it was incorporated. ~~Under the current laws of the Cayman Islands, our holding company is not subject to tax on income or capital gains.~~ No dividend or distribution was made to our holding company by our non-PRC subsidiaries for the year ended December 31, 2020.

The income/(loss) of our holding company attributable to our PRC-based subsidiaries was RMB(0.2) million, RMB253.9 million and RMB38.0 million for the years ended December 31, 2019, 2020 and 2021, respectively. No dividends or distributions have been made to our holding company by our PRC-based subsidiaries.

The income of our holding company attributable to the Consolidated Affiliated Entities was RMB289.5 million, RMB393.3 million and RMB616.4 million for the years ended December 31, 2019, 2020 and 2021, respectively. No dividends or distributions have been made to our holding company by the Consolidated Affiliated Entities.

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If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at grant.pan@noahgroup.com, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at +8610 5737 9315 (office) or +86 186 1049 5593 (mobile), or Ethan Chen at Kirkland & Ellis, at +852 3761 9130 (office) or +852 6125 9733 (mobile). Thank you.

Very truly yours,

By:	/s/ Qing Pan
	Name:	Qing Pan
	Title:	Chief Financial Officer

cc:   Steve Lin, Esq., Kirkland & Ellis

Ethan Chen, Esq., Kirkland & Ellis

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